UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 8)*

GSI Group Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

36191C205
(CUSIP Number)

Ellen Porges, Esq.
Goldman Sachs Asset Management
200 West Street
New York, NY 10282
212-902-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Goldman Sachs Asset Management (Goldman Sachs Asset Management, L.P., together with GS Investment Strategies, LLC, "Goldman Sachs Asset Management")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,030,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,030,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,030,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.09%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Liberty Harbor I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,030,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,030,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,030,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.09%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Liberty Harbor Master Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,030,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,030,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,030,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.09%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 5 of 8 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 8 (the "Amendment") amends the statement on Schedule 13D filed on July 2, 2009 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on November 20, 2009, Amendment No. 2 filed on March 3, 2010, Amendment No. 3 filed on March 16, 2010, Amendment No. 4 filed on March 19, 2010, Amendment No. 5 filed on May 12, 2010, Amendment No. 6 filed on May 18, 2010 and Amendment No. 7 filed on July 27, 2010, the "Schedule 13D") with respect to the common stock, no par value (the “Common Stock”), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

During the period from July 27, 2010 to the Date of Event that requires filing this statement on Schedule 13D, as amended, Liberty Harbor purchased an aggregate of 307,940 shares of Common Stock for an aggregate purchase price of $3,185,870.50 (excluding commissions).  The source of funding for the purchase of such shares of Common Stock was Liberty Harbor's investment funds in accounts under management.

On March 2, 2011, the Reserve Shares which had been held in escrow under the Plan pending the resolution of certain litigation against the Issuer were released from escrow.  In connection with the release of the Reserve Shares, Liberty Harbor acquired 31,531 shares of Common Stock of the Company for no additional consideration.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

On December 29, 2010, the Issuer affected a 1 for 3 reverse stock split resulting in a decrease in the number of shares of Common Stock beneficially owned by the Reporting Persons.

(a)  GSAM and LH I GP may be deemed to beneficially own indirectly, and Liberty Harbor may be deemed to beneficially own directly, 3,030,000 shares of Common Stock, representing approximately 9.09% of the shares of Common Stock outstanding based on 33,342,169 shares of Common Stock outstanding as of February 8, 2011 as set forth in the Issuer’s Form 8-A filed with the Securities and Exchange Commission on February 10, 2011.  None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I-A or Schedule I-B hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 6 of 8 Pages

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by the Reporting Persons.  Each of GSAM LP and GSIS is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group").  This filing does not reflect securities, if any, beneficially owned by GS Group or any other subsidiaries of GS Group whose ownership is disaggregated from that of the Reporting Persons in accordance with the Release, and, in reliance on the Release, this filing does not include information regarding GS Group and its directors and executive officers as contemplated by Instruction C to Schedule 13D.  GSAM LP and GSIS, each an investment adviser, disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which GSAM LP or GSIS or their employees have voting or investment discretion, or both, and (ii) securities managed, if any, on GSAM LP's or GSIS's behalf, by third parties.

(b)  Each  Reporting  Person shares the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)  The transactions in the Common Stock during the sixty day period prior to the Date of Event that requires filing this statement on Schedule 13D, as amended, by Liberty Harbor, which were all in the open market, are set forth on Schedule A, and are incorporated herein by reference. Other than as set forth on Schedule A and in Item 3 above, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I-A or Schedule I-B hereto, during the sixty day period prior to the Date of Event that requires filing this statement on Schedule 13D, as amended.

(d)  Except for clients of GSAM who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Liberty Harbor, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2011

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS INVESTMENT STRATEGIES, LLC

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

LIBERTY HARBOR I GP, LLC

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

LIBERTY HARBOR MASTER FUND I, L.P.
By:	LIBERTY HARBOR I GP, LLC, its general partner

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Stock which were effectuated by Liberty Harbor during the sixty day period prior to the Date of Event that requires filing this statement on Schedule 13D, as amended.  All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Purchase Price Per Share ($)*
3/9/2011	26,630	11.68
3/10/2011	26,857	11.37
3/11/2011	46,037	11.51
3/14/2011	62,429	11.79
3/15/2011	48,991	11.29
3/16/2011	60,000	11.22
3/17/2011	6,996	11.04
3/29/2011	30,000	10.84

*           Excluding commissions.